Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13D
Amendment No. 1

Under the Securities Exchange Act of 1934

Competitive Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

204 512 107
(CUSIP Number)

Peter Brennan, 237 Park Avenue, Suite 900, New York, NY 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

December 17, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition
that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d–
1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this
form with respect to the subject class of securities, and for any subsequent amendment
containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed"
for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject
to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

(1) Names of reporting persons:	Damel Diversified LP
(2) Check the appropriate box if a member of a group (a)	X
(see instructions) (b)	
(3) SEC use only	*
(4) Source of funds (see instructions)	WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	*
(6) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:	*
(7) Sole voting power	0
(8) Shared voting power	609,071
(9) Sole dispositive power	0
(10) Shared dispositive power	609,071
(11) Aggregate amount beneficially owned by each reporting person	609,071
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	X
(13) Percent of class represented by amount in Row (11)	5.3%
(14) Type of reporting person (see instructions)	PN

(1) Names of reporting persons:		Damel Partners LP
(2) Check the appropriate box if a member of a group	(a)	X
(see instructions)	(b)	
(3) SEC use only		*
(4) Source of funds (see instructions)		WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		*
(6) Citizenship or place of organization		Delaware
Number of shares beneficially owned by each reporting person with:		*
(7) Sole voting power		0
(8) Shared voting power		60,000
(9) Sole dispositive power		0
(10) Shared dispositive power		60,000
(11) Aggregate amount beneficially owned by each reporting person		60,000
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)		X
(13) Percent of class represented by amount in Row (11)		0.5%
(14) Type of reporting person (see instructions)		PN

(1) Names of reporting persons:	Lisl Brennan Family Trust 2005	
(2) Check the appropriate box if a member of a group	(a)	X
(see instructions)	(b)	
(3) SEC use only		*
(4) Source of funds (see instructions)		PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		*
(6) Citizenship or place of organization		United States
Number of shares beneficially owned by each reporting person with:		*
(7) Sole voting power		0
(8) Shared voting power		10,750
(9) Sole dispositive power		0
(10) Shared dispositive power		10,750
(11) Aggregate amount beneficially owned by each reporting person		10,750
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)		X
(13) Percent of class represented by amount in Row (11)		0.1%
(14) Type of reporting person (see instructions)		00

(1) Names of reporting persons:		Peter Brennan
(2) Check the appropriate box if a member of a group	(a)	X
(see instructions)	(b)	
(3) SEC use only		*
(4) Source of funds (see instructions)		PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		*
(6) Citizenship or place of organization		United States
Number of shares beneficially owned by each reporting person with:		*
(7) Sole voting power		690,565
(8) Shared voting power		678,821
(9) Sole dispositive power		690,565
(10) Shared dispositive power		678,821
(11) Aggregate amount beneficially owned by each reporting person		1,369,386
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)		*
(13) Percent of class represented by amount in Row (11)		9.9% Common
(14) Type of reporting person (see instructions)		IN

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 5 is amended in its entirety to read as follows:

Item 5. Interest in Securities of the Issuer.

The Reporting Person beneficially owns the amount and type of shares first reported in Part II of the Cover Page hereto, hereby incorporated by this reference into this Item 5. The Reporting person has sole voting and disposition rights to all shares reported. During the past sixty days, the following transactions in the class of securities reported were effectuated by the Reporting Persons:

August 17, 2010	Damel Diversified LP purchased 100,000 shares directly from Crisnic Fund S.A. at a purchase price of $2.04 per share.
August 19, 2010	Lisl Brennan Family Trust 2005 purchased 10,750 shares at a purchase price of $1.4491 per share (open market transaction).
September 13, 2010	Damel Diversified LP purchased 355,556 shares directly from Crisnic Fund S.A. at a purchase price of $0.90 per share.
December 17, 2010	Peter Brennan purchased 532,605 shares directly from Crisnic Fund S.A. at a purchase price of $0.95 per share.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 17, 2010

\s\ Peter Brennan
Peter Brennan

Lisl Brennan Family Trust 2005

By: \s\ Peter Brennan
Peter Brennan, Trustee

Damel Diversified LP

By: \s\ Peter Brennan
Peter Brennan, General Partner

Damel Partners LP

By: \s\ Peter Brennan
Peter Brennan, General Partner